ThoughtShare Communications Inc.

100 – 5949 Patrick Street
Burnaby, B.C.
V5J 3B8
www.thoughtshare.com
P: 604-605-8715

SUPPL

03 MAR -6 AM 7:21

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

February 27,2003
Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

03007293

Re: ThoughtShare Communications Inc.
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated February 27,2003; and
2. BC Form 51-901F –Quarterly Report dated February 27, 2003 .

Yours very truly,

Blaine Bailey
Director

dlo 3/13

#82-2442

03 MAR -5 AM 7:21

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Management Discussion for Third Quarter Results

Vancouver, BC (February 27,2003) – ThoughtShare Communications Inc. has summarized information, below, that has been extracted from the Companies quarterly report for the nine months ended December 31, 2002, which are available in pdf format on the SEDAR website at www.sedar.com.

The Company reports that all of its operating business activities remain suspended due to financial conditions. The Company has been unable to exploit sales and licensing opportunities and has been unsuccessful in raising the required funding to execute on its business plan. The Company believes that a reorganization including a share consolidation is required in order to have any reasonable prospect of attracting the needed capital to continue forward. With its available resources ThoughtShare will continue to seek financing, take steps to protect its intellectual property and to pursue the sale of or licensing opportunities for its intellectual property on terms favorable to the Company.

During the period, The Company advises that the Company's Tier classification will be changed from Tier 1 to Tier 2.The Exchange has advised that the Company is unable to meet the Exchange's Tier 2 Maintenance Requirements ("TMR") in accordance with Policy 2.5. The deficiencies identified are in the Working Capital and Asset & Operations requirements for a Tier 2 Technology Issuer. As a result, the Company has been placed on 90-day notice for Inactive Status effective September 9, 2002. The Company is required to resume its operation and raise sufficient funds to cover six months of its operations by December 8, 2002, failing which the Exchange will declare it Inactive. The Company did not resume operations or raise sufficient funds to cover six months of its operations by December 8,2002 and accordingly the Exchange considers the Company Inactive.

Working capital as at December 31, 2002 was ($225,707) and the consolidated loss to December 31, 2002 was $1,526,815. The Company is actively reviewing its reorganization and financing options. There can be no assurance that efforts will be successful and funds will be available on favorable terms, or at all.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

FORM 51-901F

#82-2442

Quarterly Report

Incorporated as part of: Schedule A

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC.
ISSUER ADDRESS:	100 – 5949 Patrick Street Burnaby, B.C. V5J 3B8
ISSUER FAX NO.:	
ISSUER TELEPHONE NO.:	(604) 605-8715
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 605-8715
WEBSITE:	www.thoughtshare.com
E-MAIL:	
FOR:	3rd quarter ended December 31, 2002
DATE OF REPORT:	February 27,2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"		**03/02/27**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**
"Fred Fabro"		**03/02/27**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED (YY/MM/DD)**

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEET
December 31, 2002

(Unaudited – prepared by management)
(With comparative audited consolidated figures for March 31, 2002)

		December 31, 2002		March 31, 2002
ASSETS				
Current				
Cash	$	17,821		534,162
Accounts receivable		2,395		18,802
Prepaid expenses/deposits		--		29,892
		20,216		582,856
Deferred development costs (see Note 1)		2,014,927		2,686,570
Capital assets (see Note 5)		115,658		322,758
	$	2,150,801	$	3,592,184
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	279,653		184,896
Demand loan (see Note 3)		---		195,000
		279,653		379,896
Convertible debenture (see Note 4)		140,000		---
Repayable contribution (see Note 2)		---		130,000
		419,653		509,896
SHAREHOLDERS' EQUITY				
Share Capital		12,713,510		12,317,780
Share subscription received		---		230,555
Retained earnings		(10,982,362)		(9,466,047)
	$	2,150,801	$	3,592,184

Approved on behalf of the Board of Directors

"Fred Fabro" — Director

"Blaine Bailey" — Director

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
Six months ended December 31, 2002

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the three months ended Dec. 31, 2002)

	Nine Months Ended December 31		Three Months Ended December 31	
	2002	2001	2002	2001
Revenue	$ 5,255	---	$ ---	---
Expenses				
Advertising and promotion	2,081	123,410	---	20,260
Amortization	62,120	407,854	10,940	135,952
Audit and accounting	6,000	41,902	6,000	5,502
Bank charges and interest	4,168	3,713	(88)	1,247
Consulting fees	78,859	94,166	8,688	69,141
Communications	11,960	18,673	1,364	6,631
Courier and postage	506	13,833	58	7,251
Insurance	20,839	20,212	---	2,056
Investor Relations	---	35,000	---	5,000
Legal	31,531	98,164	11,632	67,142
Loan bonus fee	30,000	---	---	
Management fees	---	88,500	---	10,400
Other	6,717	30,151	605	6,839
Occupancy cost	125,563	150,200	37,568	50,474
Office supplies	7,088	27,807	602	9,329
Operating Costs	673,200	92,533	223,882	6116
Printing and stationery	411	6,307	---	142
Recruitment	---	10,000	---	1,000
Salaries & Benefits	284,353	936,546	---	278,325
Shareholder Communication	11,693	19,144	25	5,022
Sponsorship	---	500	---	---
Trade Shows & Conferences	---	105,056	---	6,781
Transfer agent and filing fees	13,997	33,492	4,025	(137)
Travel, Meals & Entertainment	18,288	92,895	2,461	25,731
	(1,389,374)	(2,450,058)	(307,762)	(720,204)
Other items				
Interest income	$ ---	106,294	$ ---	38,858
Loss on disposal of assets	(132,196)		(132,196	
Loss before non-controlling interest	(1,516,315)	(2,343,764)	(439,958)	(681,346)
Non-controlling interest	---	542,700	---	---
Net loss for the period	(1,516,315)	(1,801,064)	(546,639)	(681,346)
Deficit, beginning of period	(9,466,047)	(5,877,203)	(10,542,404)	(6,996,921)
Deficit, end of period	$ (10,982,362)	(7,678,267)	$ (10,982,362)	(7,678,267)

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Six months ended December 31, 2002

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the three months ended Dec. 31, 2002)

	Nine Months Ended December 31		Three Months Ended December 31	
	2002	2001	2002	2001
Operating activities				
Net loss for the period	$ (1,516,315)	$ (1,801,064)	$ (986,597)	$ (681,346)
Amortization	733,765	407,854	484,294	135,951
Loss on disposal of assets	144,978	---	144,978	---
Minority interest	---	(1,657,008)	---	---
Changes in non-cash working capital items:				
Accounts receivable	16,407	(219,455)	14,310	(253,147)
Prepaid expenses	29,892	222,688	29,892	49,494
Accounts payable and accrued liabilities	94,757	(62,603)	133,281	21,425
	(496,516)	(3,109,588)	(179,842)	(727,623)
Financing activities				
Subscription received	(230,555)	---	---	---
Issue of share capital	395,730	1,114,308	45	---
Convertible debenture	140,000	---	140,000	---
Repayable contribution	(130,000)	---	---	---
Loan	(195,000)	---	---	---
	(19,825)	1,114,308	140,045	---
Investing activities				
Deferred development	---	(558,205)	---	42,713
Capital assets	---	(39,545)	---	---
	---	(597,750)	---	42,713
Cash changes	(516,341)	(2,593,030)	(39,797)	(684,910)
Cash, beginning of period	534,162	2,700,408	57,618	792,288
Cash, end of period	$ 17,821	$ 107,378	$ 17,821	$ 107,378

1. Deferred development costs

Development costs (other than capital expenditures) relating to the development of Internet software products are expensed as incurred unless they meet generally accepted accounting principles for deferral and amortization. Deferred development costs are recorded at cost and are amortized upon commencement of commercial sales on a straight-line basis over a period not exceeding three years. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Development costs are reduced by related government assistance and grants.

	December 31, 2002	March 31, 2002
Balance, beginning of year	$2,686,570	$ 1,988,880
Technical consulting fees	---	139,804
Salaries and benefits	---	794,299
Less: government grants		---
SRED	---	(236,413)
Deferred development amortization	(671,643)	---
Balance, end of period	$2,014,927	$ 2,686,570

2. Repayable Contribution

Pursuant to a Product Development Fund agreement dated July 15, 1999, ThoughtShare agreed to perform certain research and development work and the British Columbia Advanced Systems Institute ("ASI") agreed to advance loan funding for the work totalling $200,000, upon confirmation of expenditures from ThoughtShare under the terms and conditions set in the agreement.

During the period, the Company settled the repayable contribution of $60,000 and an additional $30,000 owing upon conversion of the debt, plus a loan bonus fee of $70,000, by issuing the following common shares to ASI:

a) 529,412 common shares of the Company for settlement of $90,000 in accordance with the terms of the agreement; and
b) 411,764 common shares of the Company for settlement of the loan bonus fee amount of $70,000.

3. Demand Loan

The demand promissory note of $195,000 was due to a company with common directors on or before April 30, 2002 with interest accrued at 8% annually, compounded monthly and accrued, and secured by the assets of the Company under a general security agreement.
During the period, the loan was repaid with interest of $3,590.

4. Convertible Debenture

The convertible debenture expires on September 17,2004, bearing interest at the rate of 8% per annum, and are convertible into units of the Company at a price of $0.10 each. The convertible debenture is secured by a fixed charge over the Company's property. Each unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase common shares of the Company at $0.10 for a term of 2 years. During the period, the convertible debenture financing was closed.

5. Capital Assets

During the period, the Company disposed of a majority of its Capital Assets consisting of office furniture, computers and software. The net loss on the disposal of these assets was $132,196.The actual cash received was $12,783.

FORM 51-901F

Quarterly Report

Incorporated as part of: **Schedules B&C**

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC.
ISSUER ADDRESS:	100 – 5949 Patrick St. Burnaby, B.C. V5J 3B8
ISSUER FAX NO.:	
ISSUER TELEPHONE NO.:	(604) 605-8715
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 605-8715
WEBSITE:	www.thoughtshare.com
E-MAIL:	
FOR:	3rd quarter ended December 31, 2002
DATE OF REPORT:	February 27, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"		**03/02/27**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"		**03/02/27**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS:*

See accompanying financial statements.

2. *RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:*

a) Paid $9,000 in consulting fees to an officer of the Company and accrued $7,500 in consulting fees to two directors of the Company.
b) Paid or accrued $74,166 in salaries to two directors of the Company.
c) Accrued $4,000 in rent payable to two directors of the Company.

3A. *SECURITIES ISSUED DURING THE PERIOD ENDED DECEMBER 31, 2002:*

Date	Security	Type of Issue	No. of Shares	Price Per Share	Total Proceeds	Type of Consider-ation	Commission
Apr. 3/02	Common shares	Acquisition	941,176	$0.17	$160,000 (deemed)	Property	Nil
Apr. 4/02	Common shares	Exercise of options	3,700	$0.15	$555.00	Cash	Nil
Apr. 22/02	Units	Private Placement	1,352,941	$0.17	$230,000	Cash	Nil
Jun. 12/02	Common shares	Exercise of options	34,200	$0.15	$5,130	Cash	Nil
Aug. 15/02	Common shares	Exercise of warrant	150	$0.30	$45.00	Cash	Nil

3B. *OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2002:*

Date of Grant	Optionee	Number of Shares	Exercise Price	Expiry Date
		Nil		

1,507,567 options were cancelled during the period.

4A. *AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2002:*

Authorized: Unlimited no par value common shares
Issued: 58,675,910 shares without par value

4B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2002:

Type	No. Of Shares	Price per Share	Expiry Date
Options	1,000,000	$0.25	Sept. 9, 2004
Options	3,011,900	$0.15	Apr. 2002-Nov. 2006
Options	222,000	$0.15	Jan. 14,2007
Options	252,900	$0.10	July 1, 2007

4C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2002:

6,091,423

5. LIST OF DIRECTORS & OFFICERS:

Fred Fabro	President & Director
Blaine Bailey	Director, CFO
Steven Forth	Director

MANAGEMENT DISCUSSION
For the Period Ended December 31, 2002

Description of Business

ThoughtShare Communications Inc. ("ThoughtShare" or the "Company") reports that all of its operating business activities remain suspended due to financial conditions. The Company has been unable to exploit sales and licensing opportunities and has been unsuccessful in raising the required funding to execute on its business plan. The Company believes that a reorganization including a share consolidation is required in order to have any reasonable prospect of attracting the needed capital to continue forward. With its available resources Thoughtshare will continue to seek financing and take steps to protect its intellectual property and to pursue the sale of or licensing opportunities for its intellectual property on terms favourable to the Company.

The Company's Tier classification has been changed and the Company has been placed on the 90-day notice for Inactive status. For further details please see Operations and Financial Conditions.

Acquisition

On May 31, 2002, the Company had entered into a letter of intent with eMedia IT Solutions Inc. ("eMedia") to acquire eMedia's Biobase technology and its business. In consideration of the acquisition, the Company agreed to the following:

i) to issue 5,864,156 common shares of the Company on the closing of a formal agreement, less 500,000 employee shares to be withheld and subsequently released under the terms of a pooling agreement for the purpose of employee retention; and

ii) to issue an additional 2,932,078 common shares of the Company based on revenue milestones which is subject to revenue in the amount of $200,000 generated by current and new BioBase software sales within 6 months of a formal agreement.

As a result of the Companies reorganization it has decide not to close this transaction.

Operations and Financial Condition

Legal fees of $31,531 were paid in respect of corporate matters.

Operating costs of $673,200 consisted of $671,643 for amortization of deferred development costs and $1,556 for other.

Occupancy costs of $125,563 were paid or accrued, consisting of building lease, parking, utilities and maintenance expenses.

Consulting fees of $78,859 consisted of $9,000 paid to an officer of the Company; $7,500 accrued to two directors of the Company; $7,350 paid for corporate communication fees; $25,500 paid for corporate development fees; $14,009 paid for technical consulting; and $15,500 for other.

Salaries and benefits of $284,353 were paid, consisting of $265,286 for salaries and $19,067 for benefits to employees in administration, product marketing, research and development and marketing. $74,166 of this total was paid ($45,000) or accrued ($29,166) to two directors of the Company.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

During the period, the Company received a legal claim as a result of an outstanding payable. The Company believes that the funds requested are not appropriate and will take every means possible to defend itself. The Company had accrued $70,000 to cover this payable.

During the period, Jim Miller Eric Gerritsen, and David Gadhia, resigned their respective positions from the Board of Directors.

During the period, The Company advises that the Company's Tier classification will be changed from Tier 1 to Tier 2.The Exchange has advised that the Company is unable to meet the Exchange's Tier 2 Maintenance Requirements ("TMR") in accordance with Policy 2.5. The deficiencies identified are in the Working Capital and Asset & Operations requirements for a Tier 2 Technology Issuer. As a result, the Company has been placed on 90-day notice for Inactive Status effective September 9, 2002. The Company is required to resume its operation and raise sufficient funds to cover six months of its operations by December 8, 2002, failing which the Exchange will declare it Inactive. The Company did not resume operations or raise sufficient funds to cover six months of its operations by December 8,2002 and accordingly the Exchange considers the Company Inactive.

There were no investor relations' activities undertaken by the Company during the current fiscal year-to-date, and no investor relations' arrangement or contracts entered into by the Company during that period.

Liquidity

Working capital as at December 31, 2002 was ($225,707) and the consolidated loss to December 31, 2002 was $1,526,815. The Company is actively reviewing its reorganization and financing options. There can be no assurance that such funds will be available on favourable terms, or at all.